Exhibit (a)(50)

News Release

June 6, 2006
BASF receives majority of Engelhard shares
• BASF-CEO Hambrecht: “Special day for BASF and Engelhard, more innovative solutions for customers.”	Michael Grabicki Phone: +49 621 60-99938 Fax: +49 621 60-92693
• Subsequent offering period to expire on June 8, 2006	michael.grabicki@basf.com

US media contact:

Ludwigshafen, Germany, June 6, 2006 – BASF Aktiengesellschaft (Frankfurt: BAS, NYSE: BF [ADR], LSE: BFA, SWX: AN) today announced the expiration of its initial tender offer period to purchase all of the outstanding shares of Engelhard Corporation (NYSE: EC) and the commencement of a subsequent offering period. The subsequent offering period will expire at 12:00 midnight, New York City time, on Thursday, June 8, 2006, unless extended.

Rand Pearsall
Phone: +1 973 245 6820
Cell: +1 973 626 1786
Fax: +1 973 245 6714 rand.pearsall@basf.com

BASF has been informed by The Bank of New York, the Depositary for the offer, that, as of the expiration of the tender offer at midnight, New York City time, on June 5, 2006, a total of 110,456,159 shares or approximately 89% of Engelhard’s outstanding common stock had been tendered into the offer and not withdrawn. Of those shares tendered 18,464,174 shares, representing  approximately 15% of Engelhard’s outstanding common stock, were tendered subject to guaranteed delivery. All shares validly tendered and not properly withdrawn prior to the expiration of the offer have been accepted for payment by BASF.

Analysts/Investors contact:
Christoph Beumelburg
Phone: +1 973 245 6013
Cell: +1 973 519 2981
Fax: +1 973 245 6714
christoph.beumelburg@basf.com

“This is a special day for both BASF and Engelhard,” said Dr. Jürgen Hambrecht, Chairman of the Board of Executive Directors of BASF Aktiengesellschaft. “With the acquisition of the majority of the shares and the expected closing of our transaction shortly, BASF can now begin with the integration in order to create a leading provider worldwide in the dynamically growing catalyst market. By combining the businesses, BASF will also expand into other growth markets, such as specialty pigments. This will allow us to further strengthen BASF’s profitable growth.”

BASF Aktiengesellschaf
67056 Ludwigshafen, Germany
Phone:+49 621 60-0
http://www.basf.com
Corporate Media Relations

Hambrecht emphasized, “Everyone at BASF is looking forward to the prospect of working with Engelhard's outstanding employees so that, together, we can continue to build the best team in the industry and create more innovative solutions for our customers.”

As of 9:00 a.m., New York City time, on June 6, 2006, BASF commenced a subsequent offering period for all remaining shares that have not yet been tendered. The purpose of the subsequent offering period is to enable Engelhard shareholders who did not tender during the initial offering period to participate in the offer and to receive the all-cash $39 offer price on an expedited basis, and BASF urges Engelhard shareholders to tender their shares during the subsequent offering period. BASF will immediately accept all shares validly tendered during the subsequent offering period as they are tendered, and will pay for such shares promptly.

Shareholders who tender their shares during the subsequent offering period will receive the same $39 all-cash per share consideration paid during the initial offering period. Procedures for tendering shares during the subsequent offering period are the same as during the initial offering period, except (i) shares cannot be delivered through the guaranteed delivery procedure and (ii) shares tendered during the subsequent offering period may not be withdrawn.

Lehman Brothers has been acting as financial advisor and Shearman & Sterling LLP as legal advisor to BASF.

BASF is the world’s leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF’s intelligent system solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2005, BASF had approximately 81,000 employees and posted sales of more than €42.7 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Engelhard Corporation. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other offer documents) which was initially filed with the SEC on January 9, 2006. Engelhard stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Engelhard stockholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at +1 877 750 5837 (Toll Free from the U.S. and Canada) or 00800 7710 9971 (Toll Free from Europe).

This press release contains forward-looking statements. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF’s most recent Form 20-F filed with the SEC.